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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
Factory Card & Party Outlet Corp. (formerly Factory Card Outlet Corp.)

(Name of Issuer)
Common Stock

(Title of Class of Securities)
303053102
(CUSIP Number)
2/15/03

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.            303053102

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) The Allstate Corporation 36-3871531

2.	Check the Appropriate Box if a Member of a Group (See Instructions) N/A	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:
5.	Sole Voting Power 0 (CUSIP #303053102 — See footnote (1))

6.	Shared Voting Power 0 (CUSIP #303053102 — See footnote (1))

7.	Sole Dispositive Power 0 (CUSIP #303053102 — See footnote (1))

8.	Shared Dispositive Power 0 (CUSIP #303053102 — See footnote (1))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (CUSIP #303053102 — See footnote (1))

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* 0 (CUSIP #303053102 — See footnote (1))	☐

11.	Percent of Class Represented by Amount in Row (9) 0% (CUSIP #303053102 — See footnote (1))

12.	Type of Reporting Person* HC

Page 2 of 5 Pages

Item 1.

(a)	Name of Issuer
Factory Card & Party Outlet Corp.

(b)	Address of Issuer's Principal Executive Offices
2727 Diehl Road Naperville, IL 60563-2371

Item 2.

(a)	Name of Person Filing
The Allstate Corporation

(b)	Address of Principal Business Office or, if none, Residence
2775 Sanders Road Northbrook, Illinois 60062-6127

(c)	Citizenship
Delaware

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
303053102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☒	A Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (Note: See Item 7);
(h)	☐	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A Church Plan that is excluded from the definition of an

Page 3 of 5 Pages

investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
0 (CUSIP #303053102 — See footnote (1))

(b)	Percent of Class:

0% (CUSIP #303053102 — See footnote (1))

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote
0 (CUSIP #303053102 — See footnote (1))

	(ii)	Shared power to vote or to direct the vote

0 (CUSIP #303053102 — See footnote (1))

	(iii)	Sole power to dispose or to direct the disposition of
0 (CUSIP #303053102 — See footnote (1))

	(iv)	Shared power to dispose or to direct the disposition of
0 (CUSIP #303053102 — See footnote (1))

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☒

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

         n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Allstate Insurance Company and Allstate Life Insurance Company are insurance companies as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934. Allstate Retirement Plan and Agents Pension Plan are pension plans subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Allstate Retirement Plan and Agents Pension Plan are Employer Sponsored retirement plans.

Page 4 of 5 Pages

Item 8.    Identification and Classification of Members of the Group

         N/A

Item 9.    Notice of Dissolution of Group

         N/A

Item 10.    Certification

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)
Following Issuer's bankruptcy filing and pursuant to the Amended Joint Plan of Reorganization of Factory Card & Party Outlet Corp. dated February 5, 2002 and modified on March 20, 2002, all of the Issuer's existing shares of common stock (CUSIP No. 303053102), including all of the shares held directly or indirectly by the Reporting Person, were cancelled. New shares of common stock and warrants have been issued to former creditors and equity holders. The total percentage of the new shares of common stock and warrants currently held by the Reporting Person is 1.74% and is broken down as follows: New shares of common stock (CUSIP No. 303051106): Allstate Insurance Company ("AIC"), a wholly owned subsidiary of The Allstate Corporation: 5,596; Allstate Life Insurance Company, ("ALIC"), a wholly owned subsidiary of AIC: 2,251 shares; Agents Pension Plan ("APP"): 374 shares; and Allstate Retirement Plan ("ARP"): 498 shares. Warrants: 1) Series A Warrants (CUSIP No. 303051114): AIC: 2,870; ALIC: 1,154; APP: 192; and ARP: 255; 2) Series B Warrants (CUSIP No. 303051122): AIC: 3,461; ALIC: 1,392; APP: 231; and ARP: 308; 3) Series C Warrants (CUSIP No. 303051130): AIC: 2,870; ALIC: 1,154; APP: 192; and ARP: 255; 4) Series D Warrants (CUSIP No. 303051148): AIC: 2,284; ALIC: 919; APP: 152; and ARP: 203. APP and ARP are Employer Sponsored retirement plans. The Reporting Person disclaims beneficial ownership with respect to shares held by ARP and APP.

SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2003
THE ALLSTATE CORPORATION
	By:	ALLSTATE INSURANCE COMPANY
By:
Mary J. McGinn Vice President

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